[Letterhead of Eversheds Sutherland (US) LLP]

July 18, 2019

VIA EDGAR

Jeffrey A. Foor, Esq.

Kathy Churko

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Foor and Ms. Churko:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 3, 2019 and July 12, 2019, with respect to Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-225462), filed with the Commission on May 29, 2019 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Post-Effective Amendment No. 4 to the Registration Statement, filed concurrently herewith.

Legal Comments

1.	Comment: The Staff refers to the first paragraph on page 3 of the Prospectus, which references both distributions and dividends paid on the Company’s outstanding preferred stock. Please revise the disclosure to consistently refer to dividends paid on the Company’s outstanding preferred stock throughout the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Comment: The Staff refers to the following sentence in the third paragraph on page 3 of the Prospectus: “Shareholders should not assume that the source of all distributions is from our net profits and shareholders may periodically receive the payment of a distribution consisting of a return of capital.” Please bold this sentence.

Response: The Company has bolded the above-referenced sentence in response to the Staff’s comment.

Jeffrey A. Foor, Esq.

Kathy Churko

July 18, 2019

3.	Comment: The Staff refers to the risk factor starting on page 24 titled “Uncertainty relating to the LIBOR calculation process may adversely affect the value of our portfolio of the LIBOR-indexed, floating-rate debt securities.” Please tailor the disclosure on how the transition from LIBOR could affect the Company’s investments. For example, will the Company invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR stops being published? If so, how will it affect the liquidity of those investments? Also, disclose how the transition to a successor rate could impact the value of investments that reference LIBOR. Based on the Company’s response, the Staff may have additional comments.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that with respect to “fall back provisions,” the Prospectus states that “the CLOs we have invested in have included, or have been amended to include, language permitting the CLO investment manager to implement a market replacement rate…..” Therefore, the Company believes that the disclosure in its current form makes clear that the documentation governing most of the Company’s CLO investments already provide for a replacement rate. The Company also advises the Staff that, because CLO managers and other CLO and corporate loan market participants have been preparing for an eventual transition away from LIBOR, the Company does not anticipate such a transition to have a material impact on the liquidity or value of any of its LIBOR-referenced CLO investments. The Company has added disclosure to this effect in the Prospectus. The Company further advises the Staff that, because there is significant uncertainty regarding the specific details on the transition away from LIBOR, the specific effects of such a transition on the Company’s CLO investments cannot yet be determined. The Company has added disclosure to this effect in the Prospectus.

Accounting Comments

1.	Comment: Please file as an exhibit to the Registration Statement an updated consent of the Company’s independent auditor prior to requesting effectiveness of the Registration Statement.

Response: The Company confirms to the Staff that prior to requesting effectiveness of the Registration Statement, it will file as an exhibit to the Registration Statement an updated consent from the Company’s independent auditor.

2.	Comment: The Staff refers to the disclosure in footnote 4 to the Fees and Expenses table on page 17 of the Prospectus, which assumes that $42.5 million of leverage remains outstanding under the “Nomura Agreement.” However, page 1 of the Prospectus indicates that the “Nomura Agreement was partially paid down on May 15, 2019 from approximately $42.5 million to $35.0 million.” Please correct the assumption in footnote 4 to the Fees and Expenses table to reflect an assumed $35.0 million of leverage remaining outstanding under the “Nomura Agreement.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Jeffrey A. Foor, Esq.

Kathy Churko

July 18, 2019

3.	Comment: The Staff notes that the introductory paragraph of the “Senior Securities” table on page 46 of the Prospectus indicates that the reports of the Company’s independent registered public accounting firm covering the Company’s senior securities are attached as exhibits to the Registration Statement. Please confirm that these reports will be filed with an amendment to the Registration Statement.

Response: The Company advises the Staff that, as reflected in the exhibit list on page C-2 of the Registration Statement, the reports of the Company’s independent registered public accounting firm covering the Company’s senior securities are incorporated by reference as exhibits to the Registration Statement. Therefore, such reports do not need to be filed with another amendment to the Registration Statement. The Company has revised the disclosure in the introductory paragraph to the “Senior Securities” table on page 46 of the Prospectus accordingly.

4.	Comment: The Staff notes that page 49 of the Prospectus indicates that there was a tax return of capital for the fiscal years ended March 31, 2018 and 2017. Please confirm that the Company has complied with its shareholder notice requirements regarding its return of capital under Rule 19a-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company confirms to the Staff that it has complied with its shareholder notice requirements under Rule 19a-1 of the 1940 Act regarding the Company’s return of capital for the fiscal years ended March 31, 2018 and 2017.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Jonathan H. Cohen / Oxford Lane Capital Corp.
Vlad Bulkin, Esq. / Eversheds Sutherland (US) LLP